Exhibit 12

Texas Instruments Incorporated and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	For Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income tax	$4,930	$4,216	$3,874	$2,754	$1,935
Equity method investments (gains) and losses	(3)	(4)	(3)	(6)	(17)
Add:
Fixed charges (from below)	89	100	107	105	99
Amortization of capitalized interest	1	1	2	2	2
Distributed income from equity investees	—	3	1	11	16
Subtract:
Capitalized interest	1	1	—	—	—
Total earnings	$5,016	$4,315	$3,981	$2,866	$2,035

Fixed Charges:
Total gross interest on debt (expensed)	$86	$96	$103	$104	$104
Capitalized interest	1	1	—	—	—
Amortization of debt premium and debt issuance costs	(6)	(6)	(9)	(9)	(18)
Estimated interest element of rental and lease expense	8	9	13	10	13
Total fixed charges	$89	$100	$107	$105	$99

Ratio of earnings to fixed charges	56.4	43.2	37.2	27.3	20.6